SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Comshare, Incorporated

(Name of Subject Company (Issuer))

Conductor Acquisition Corp.
(Offeror)
an indirect wholly-owned subsidiary of
Geac Computer Corporation Limited
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

205912108
(CUSIP Number of Class of Securities)

Charles S. Jones
Chairman
Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
(905) 475-0525
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Robert W. Sweet, Jr., Esquire
Foley Hoag LLP
155 Seaport Boulevard
Boston, Massachusetts 02210

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$52,008,427	$4,208***

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $4.60 per share in cash, pursuant to the Offer to Purchase, of all 10,827,583 issued and outstanding shares of common stock, par value $1.00 per share, of Comshare, Incorporated as of June 30, 2003 plus the aggregate amount in cash to be paid to holders of outstanding options to purchase shares of Comshare common stock determined by multiplying the excess, if any, of $4.60 over the applicable exercise price of each such option by the number of shares of Comshare common stock underlying such option.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction value.

***	Previously paid in connection with the Offerors’ Schedule TO filed with the Securities and Exchange Commission on July 1, 2003

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

SCHEDULE TO

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 1, 2003 by Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act (“Geac”) and Conductor Acquisition Corp., a Michigan corporation (“Purchaser”) and an indirect wholly owned subsidiary of Geac. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Comshare, Incorporated, a Michigan corporation (the “Company”), at a purchase price of $4.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2003, filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Offer to Purchase.

Item 11. Additional Information

     Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

     On July 16, 2003, the Company and Geac issued a joint press release, a copy of which is attached hereto as Exhibit (a)(1)(H), announcing that on July 15, 2003, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Geac’s proposed acquisition of the Company.

Item 12. Exhibits.

     Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

     (a)(1)(H) Press Release dated July 16, 2003.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Geac Computer Corporation Limited

/s/ Charles S. Jones By: Charles S. Jones Its: Chairman

Conductor Acquisition Corp.

/s/ Charles S. Jones By: Charles S. Jones Its: Chairman

Date: July 16, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated July 1, 2003.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Press Release dated July 1, 2003*

(a)(1)(G)	Summary Advertisement, published in the New York Times on July 3, 2003.*

(a)(1)(H)	Press Release dated July 16, 2003

(b)	Not Applicable.

(c)	Not Applicable.

(d)(1)	Confidentiality Agreement dated April 24, 2003 between Geac and the Company.*

(d)(2)	Confidentiality Agreement effective May 1, 2003 between Geac and the Company.*

(d)(3)	Agreement and Plan of Merger, dated as of June 22, 2003, by and among Geac, Purchaser and the Company.*

(d)(4)	Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and Dennis G. Ganster.*

(d)(5)	Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and each of Codec Systems Limited and Anthony Stafford.*

(d)(6)	Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and Brian Hartlen.*

(d)(7)	Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and David King.*

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed on July 1, 2003 with the Securities and Exchange Commission on Schedule TO by Purchaser and Geac.